Filed by InterXion Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: InterXion Holding N.V.

Filer’s SEC File No.: 001-35053

Press Release, 27 February 2020

InterXion Shareholders Approve All Proposals Related to Proposed

Strategic Stock-for-Stock Combination with Digital Realty

AMSTERDAM — 27 February 2020 — InterXion Holding N.V. (NYSE: INXN), a leading European provider of carrier and cloud-neutral colocation data centre services, today announced that InterXion shareholders voted to approve all proposals related to the Company’s pending strategic stock-for-stock combination with Digital Realty Trust, Inc. (NYSE: DLR) at its Extraordinary General Meeting held earlier today.

“We are pleased that our shareholders have shown their strong support for our pending combination with Digital Realty. The vote today was an important step in the process of bringing together two leading companies to create an even more significant global competitor in the data centre services business. We encourage our shareholders to tender into Digital Realty’s exchange offer,” said David Ruberg, InterXion’s Chief Executive Officer. “InterXion looks forward to working with Digital Realty to complete the transaction and begin delivering the significant benefits that we believe the combination of our two companies will provide to all stakeholders.”

The proposals voted on and approved by InterXion shareholders at the EGM were in respect to customary Dutch transaction formalities to be taken following the completion of the exchange offer, which enable Digital Realty to become the owner of all of InterXion’s business operations after successfully completing the exchange offer.

As outlined in the Company’s Schedule 14D-9, a subsidiary of Digital Realty commenced a tender offer to acquire all of InterXion’s issued and outstanding ordinary shares in exchange for 0.7067 shares of Digital Realty common stock for each InterXion ordinary share. This exchange is subject to a minimum tender of at least 80% of InterXion’s outstanding ordinary shares, which minimum may be reduced to 66 2/3% by Digital Realty in accordance with the terms of the Purchase Agreement. The Schedule 14D-9 includes a recommendation from InterXion’s Board of Directors that shareholders tender into Digital Realty’s exchange offer and is available at https://investors.interxion.com/egm.

Press Release, 27 February 2020

InterXion and Digital Realty expect that the transaction will close in the first half of 2020, subject to completion of certain regulatory conditions, completion of the exchange offer and satisfaction of other customary closing conditions.

Guggenheim Securities is acting as financial advisor and rendered a fairness opinion to InterXion, and Moelis & Company also rendered a fairness opinion to InterXion. Debevoise & Plimpton LLP and Greenberg Traurig, LLP (Amsterdam) are acting as legal advisors to InterXion.

About InterXion

InterXion Holding N.V. (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through more than 50 data centres in 11 European countries. InterXion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications. With over 700 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms present across its footprint, InterXion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Additional Information and Where to Find It

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, on December 5, 2019, Digital Realty filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that included a proxy statement of Digital Realty, which also constitutes a prospectus of Digital Realty. The Registration Statement was amended on January 7, 2020 and January 24, 2020 and was declared effective by the SEC on January 27, 2020. On January 29, 2020, Digital Realty caused its subsidiary to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC and on the same date InterXion filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC. Also, in connection with the exchange offer, on January 29, 2020, Digital Realty mailed a definitive proxy statement/prospectus to shareholders of Digital

Press Release, 27 February 2020

Realty and InterXion. The solicitation and offer to purchase InterXion’s ordinary shares is only being made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that Digital Realty or InterXion may file with the SEC and send to Digital Realty’s or InterXion’s shareholders in connection with the proposed transactions.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF DIGITAL REALTY AND INTERXION TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY DIGITAL REALTY AND INTERXION WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DIGITAL REALTY, INTERXION AND THE PROPOSED TRANSACTIONS.

Investors may obtain free copies of the Registration Statement, proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by Digital Realty and InterXion with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Digital Realty’s website (http://www.digitalrealty.com) or by contacting Digital Realty’s Investor Relations Department at (415) 848- 9311. These documents are also available free of charge from InterXion’s website (http://www.interxion.com) or by contacting InterXion’s Investor Relations Department at (813) 644-9399.

Participants in the Solicitation

Digital Realty, InterXion and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Digital Realty’s and InterXion’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of Digital Realty is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 1, 2019. Information regarding the officers and directors of InterXion and their ownership of InterXion ordinary shares is set forth in InterXion’s Annual Report on Form 20-F, which

Press Release, 27 February 2020

was filed with the SEC on April 30, 2019. Additional information regarding the persons who may be deemed participants and their interests are set forth in the Registration Statement and proxy statement/prospectus and other materials filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Note Regarding Forward-Looking Statements

Digital Realty and InterXion caution that statements in this communication that are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of Digital Realty, InterXion and the combined company. These forward-looking statements include, among other things, statements about anticipated satisfaction of closing conditions and completion of the proposed transactions contemplated by the purchase agreement between them. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of Digital Realty and InterXion to obtain the regulatory and shareholder approvals necessary to complete the anticipated combination, on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which Digital Realty and InterXion operate or credit markets; and changes in the terms, scope or timing of contracts, contract cancellations, and other modifications and actions by customers and other business counterparties of Digital Realty and InterXion. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see (i) Digital Realty’s filings with

Press Release, 27 February 2020

the SEC, including its annual report on Form 10-K for the year ended December 31, 2018 and subsequent quarterly reports on Form 10-Q, and (ii) InterXion’s filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2018 and subsequent reports on Form 6-K. This communication reflects the views of Digital Realty’s and InterXion’s management as of the date hereof. Except to the extent required by applicable law, Digital Realty and InterXion undertake no obligation to update or revise any forward-looking statement.

Investors

Jim Huseby

Investor Relations

(813) 644-9399

IR@interxion.com

Media

Matt Sherman / Mahmoud Siddig

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449